UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
WASATCH FOOD SERVICES, INC.
(Exact name of registrant as specified in its corporate charter)

Nevada	000-53672	20-8121712

(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation or organization)		Identification No.)
1492 Entertainment Avenue, Boise, Idaho 83709
(Address of principal executive offices)
0086-536-8322068
(Issuer’s telephone number)

WASATCH FOOD SERVICES, INC.
Number 363, Sheng Li West Street, Weifang, Shandong Province, The People’s Republic of China
Attention: Dianjun Liu, President & Chief Executive Officer

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
     This Information Statement (this “Information Statement”) is being mailed on or about December 30, 2009, to all known holders of record on December 28, 2009, of shares of common stock, par value $0.001 per share (the “Common Stock”), of Wasatch Food Services, Inc., a Nevada corporation (“Wasatch”), in connection with an anticipated change in a majority of the members of Wasatch’s Board of Directors (the “Board”). The information contained in this Information Statement regarding the persons designated to become directors of Wasatch has been furnished to Wasatch by third parties and Wasatch assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 of the U.S. Securities and Exchange Commission (the “SEC”) thereunder.
     On December 28, 2009 (the “Closing Date”), Wasatch entered into a share exchange agreement, or the Exchange Agreement, with Jolly Promise Limited, an investment holding company organized under the laws of the British Virgin Islands (“Jolly”) and the stockholder of Jolly, Welldone Pacific Limited, a limited company organized under the laws of the British Virgin Islands (the “Stockholder”). As a result of the share exchange, or the Exchange, Wasatch acquired all of the issued and outstanding securities of Jolly from the Stockholder in exchange forty-two million (42,000,000) newly-issued shares of Common Stock. Immediately following the Exchange, the Stockholder owned seventy percent (70%) of the sixty million (60,000,000) issued and outstanding shares of voting capital stock of Wasatch (taking into consideration 13,038,692 shares of Common Stock that were cancelled on the Closing Date in connection with the Exchange).
WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE
REQUESTED NOT TO SEND US A PROXY.
     The consummation of the transactions described in the Exchange resulted in a change in the majority of the Board. As a result, Mr. Ben Peay, a current Director of Wasatch, will resign from such position and Chenglin Wang, Zengshang Li, Xin Jin, Weisheng Cong, Beiping Zhai, Jie Liu, Hon Man Yun, and Wenxi Wu will become Directors of Wasatch effective upon the 10th day following the mailing of this Information Statement.
     This Information Statement is being delivered to you to provide information regarding anticipated changes in the membership of the Board as a result of the completion of the Exchange and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

TERMS OF THE EXCHANGE
     General
     Under the terms of the Exchange Agreement: (i) Wasatch acquired all of the issued and outstanding securities of Jolly from the Stockholder in exchange for the issuance by Wasatch to the Stockholder of an aggregate Forty-Two Million (42,000,000) newly-issued shares of Common Stock; and (ii) the Exchange qualifies as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Securities Act”).
     Agreement of Director to Resign
     In connection with entering into the Exchange, Mr. Ben Peay will resign as a Director of Wasatch. The resignation of Mr. Peay in his individual capacity as a Director of Wasatch is effective as of 10 days from the date of mailing of this Information Statement.
     Upon the 10th day following the mailing of this Information Statement, Chenglin Wang, Zengshang Li, Xin Jin, Weisheng Cong, Beiping Zhai, Jie Liu, Hon Man Yun, and Wenxi Wu will become Directors of Wasatch. Dianjun Liu was added as a Director of Wasatch effective as of the Closing Date.
DESCRIPTION OF BUSINESS
     Information concerning the business of Wasatch and its results of operations and financial condition are incorporated by reference to Wasatch’s Current Report on Form 8-K, as filed with the SEC on December 29, 2009, and is available electronically on EDGAR at http://www.sec.gov (the “Report”).
DESCRIPTION OF SECURITIES
     Our authorized capital stock currently consists of 150,000,000 shares of Common Stock, par value $0.001 per share, of which there are 60,000,000 issued and outstanding and 10,000,000 shares preferred stock, par value $0.001 per share, of which there are zero (0) shares issued or outstanding. The following statements set forth the material terms of our capital stock; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, Wasatch’s Articles of Incorporation and Bylaws, copies of which are referenced as Exhibits in the Report, and the provisions of Nevada General Corporation Law. There are no provisions in Wasatch’s Articles of Incorporation or Bylaws that would delay, defer or prevent a change in our control.
     Common Stock
     As of the date of this Information Statement, we had 60,000,000 shares of Common Stock outstanding. Except as otherwise required by applicable law and subject to the preferential rights of the any outstanding preferred stock, all voting rights are vested in and exercised by the holders of Common Stock with each share of Common Stock being entitled to one (1) vote. In the event of liquidation, holders of Common Stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of Common Stock have no cumulative voting rights. Holders of Common Stock have no preemptive or other rights to subscribe for shares. Holders of Common Stock are entitled to such dividends as may be declared by the Board out of funds legally available therefor.

     Blank Check Preferred Stock
     Our Board is empowered, without further action by stockholders, to issue from time to time one or more series of preferred stock, with such designations, rights, preferences and limitations as the Board may determine by resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters among such series as may be determined by the Board, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. Certain issuances of preferred stock may have the effect of delaying or preventing a change in control of our company that some stockholders may believe is not in their interest.
     Penny Stock Rules
     Our Common Stock is considered to be a “penny stock” since it meets one or more of the definitions in Rules 15g 2 through 15g 6 promulgated under Section 15(g) of the Exchange Act. These include but are not limited to the following: (i) the common stock trades at a price less than $5.00 per share; (ii) the common stock is not traded on a “recognized” national exchange; (iii) the common stock is not quoted on the NASDAQ Stock Market, or (iv) the common stock is issued by a company with average revenues of less than US$6,000,000 for the past three years. The principal result or effect of being designated a “penny stock” is that securities broker-dealers cannot recommend our Common Stock to investors, thus hampering its liquidity.
     Section 15(g) and Rule 15g-2 require broker-dealers dealing in penny stocks to provide potential investors with documentation disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the documents before effecting any transaction in a penny stock for the investor’s account.
     Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.
Warrants
     There are no outstanding warrants to purchase our securities.
Options
     There are no options to purchase our securities outstanding. We may in the future establish an incentive stock option plan for our directors, employees and consultants.

Transfer Agent
     Action Stock Transfer Corp., 7069 South Highland Dr., Suite 300, Salt Lake City, Utah 84121, telephone 801.274.1088, fax 801.271.1099 currently serves as our transfer agent and registrar.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth each person known by us to be the beneficial owner of five (5%) percent or more of our Common Stock, all directors individually and all directors and officers of Wasatch as a group as of December 28, 2009, after giving effect to the Exchange and the change in control contemplated thereby. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.
     In addition, Ben Peay and Megan Overton, our former officers, collectively owned 19,750,000 shares of Common Stock, which constituted 63.6% of the issued and outstanding Common Stock immediately prior to the Exchange. In connection with the Exchange, Mr. Peay and Ms. Overton, collectively, cancelled 13,038,692 shares of Common Stock, with Ms. Overton’s cancellation consisting of 9,000,000 shares and Mr. Peay’s consisting of 4,038,692 shares. Pursuant to the Exchange Agreement, Mr. Peay’s and Ms. Overton’s resignations from all of their positions as officers of Wasatch became effective as of the Closing Date and Mr. Peay’s resignation as a director shall become effective not earlier than ten days after the mailing of this Information Statement.

	Amount of
	Direct	Amount of
	Ownership	Indirect	Total Beneficial
Name and Address of Beneficial	After	Ownership	Ownership	Percentage
Owner(1)	Exchange	After Exchange	After Exchange	of Class(2)
Dianjun Liu, President, CEO & Director(3)	0	20,664,000	20,664,000	34.44%
Chenglin Wang, CFO, Treasurer & Director(4)	0	1,201,200	1,201,200	2%
Miusi Yang — Corporate Secretary	0	0	0	0%
Zengshang Li, Director(5)	0	7,639,800	7,639,800	12.73%
Xin Jin, Director(6)	0	7,639,800	7,639,800	12.73%
Weisheng Cong, Director	0	0	0	0%
Beiping Zhai, Director	0	0	0	0%
Jie Liu, Director	0	0	0	0%
Wenxi Wu, Director	0	0	0	0%
Hon Man Yun, Director	0	0	0	0%
All DIRECTORS AND OFFICERS AS A GROUP (10 PERSONS):	0	37,144,800	37,144,800	61.91%

	Amount of
	Direct	Amount of
	Ownership	Indirect	Total Beneficial
Name and Address of Beneficial	After	Ownership	Ownership	Percentage
Owner(1)	Exchange	After Exchange	After Exchange	of Class(2)
Welldone Pacific Limited Room 42, 4/F New Henry House 10 Ice House Street Central, Hong Kong	42,000,000	0	42,000,000	70%
Best Amigo Holding Ltd.(7)	0	4,200,000	4,200,000	7%

(1)	Unless otherwise noted, each beneficial owner has the same address as Wasatch.

(2)	Applicable percentage of ownership is based on 60,000,000 shares of our Common Stock outstanding as of December 28, 2009, together with securities exercisable or convertible into shares of Common Stock within sixty days of December 28, 2009 for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Note that affiliates are subject to Rule 144 and Insider trading regulations — percentage computation is for form purposes only.

(3)	Dianjun Liu was appointed to serve as President, Chief Executive Officer and Director as of the Closing Date. Mr. Liu directly owns 39.2% of the voting capital stock of Welldone Pacific Limited (which owns 42,000,000 shares of Common Stock), which gives him indirect control over 16,464,000 shares of Common Stock. Mr. Liu indirectly owns 10% of Welldone Pacific Limited as he is the sole owner of the capital stock of Best Amigo Holding Ltd., which gives him indirect control over 4,200,000 shares of Common Stock.

(4)	Chenglin Wang was appointed to serve as a Director, effective on the tenth day following the mailing of this Information statement, and as our Chief Financial Officer and Treasurer, effective as if the Closing Date. Mr. Wang owns 2.86% of Welldone Pacific Limited, which gives him indirect control over 1,201,200 shares of Common Stock.

(5)	Zengshang Li was appointed to serve as a Vice President, effective as of the Closing Date, and as a Director, effective on the tenth day following the mailing of this Information statement. Mr. Li owns 18.9% of Welldone Pacific Limited, which gives him indirect control over 7,639,800 shares of Common Stock.

(6)	Xin Jin was appointed to serve as a Vice President, effective as of the Closing Date, and as a Director, effective on the tenth day following the mailing of this Information statement. Mr. Jin owns 18.9% of Welldone Pacific Limited, which gives him indirect control over 7,639,800 shares of Common Stock.

(7)	Best Amigo Holding Ltd. owns 10% of the voting capital stock of Welldone Pacific Limited, which gives it indirect control over 4,200,000 shares of Common Stock. Mr. Liu, our President, Chief Executive Officer and director is the sole stockholder of Best Amigo Holding Ltd.

     We are not aware of any material proceeding to which any of the above identified persons is a party adverse to our interests or has a material interest adverse to us. During the past five (5) years, none of the above identified persons has:
     (1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
     (2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
     (3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
     (4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.
     Section 16(a) of the Exchange Act requires our directors, executive officers and holders of ten percent (10%) or more of our Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish us with copies of all such forms which they file with the SEC.
     In making the foregoing disclosure, we have relied solely on its review of copies of forms filed by such persons with the SEC. Promptly following the Exchange, Dianjun Liu, Chenglin Wang, Zengshang Li, Xin Jin, Weisheng Cong, Beiping Zhai, Jie Liu, Hon Man Yun, and Wenxi Wu will become directors of Wasatch, and each will be required to file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Exchange Act. The Stockholder, who will be a seventy percent (70%) holder of Common Stock following the Exchange, will also be required to file a Form 3 in compliance with the reporting obligations under Section 16(a) of the Exchange Act.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,
AND DIRECTOR INDEPENDENCE
Exchange Agreement (Change of Control)
     On the Closing Date, Wasatch acquired all of the issued and outstanding capital stock of Jolly from the Stockholder in exchange for the issuance of an aggregate forty-two (42,000,000) newly-issued shares of Common Stock to the Stockholder pursuant to the terms of the Exchange Agreement. As a result of the Exchange, the Stockholder owns seventy percent (70%) of the sixty million (60,000,000) shares of voting capital stock of Wasatch (which such figure includes the 13,038,692 shares of Common Stock cancelled by Ben Peay and Megan Overton in connection with the Exchange).
     Upon the execution of the Exchange Agreement, Ben Peay and Megan Overton resigned from each of their officer positions with us. Mr. Dianjun Liu was appointed to serve as our President and Chief Executive Officer of the Registrant. Additionally, Mr. Chenglin Wang was appointed to serve as Chief Financial Officer and Treasurer, and Ms. Miusi Yang was appointed to serve as Corporate Secretary.

Wasatch’s Related Party Transactions
     Ryan Overton provided consulting services to Wasatch from time to time at the rate of $25 per hour in connection with the operation of our franchised restaurant, including the initial store opening, implementation of the Franchisor’s System, food quality and procurement, Franchise Agreement compliance and other matters. Such consulting arrangement is on an “as needed” basis and we have no obligation to engage Mr. Overton for any minimum number of hours or to use his services at all. Mr. Overton performed most of his services during 2007 in connection with the opening and early operation of our restaurant. Wasatch did not compensate him for any services performed during 2008, Wasatch has not compensated him for any services performed to date during 2009 and it is not anticipated that he will perform any significant additional services in the future.
     Wasatch has borrowed money from time to time from an affiliate of our president and chief financial officer and from an affiliate of our secretary/treasurer. At March 31, 2009, we had notes payable totaling $126,500 to Hobble Creek Investments, Inc., a company owned by Ben Peay, and $30,000 to West Coast Trees, Inc., a company owned by Ryan Overton, the husband of Megan Overton, our secretary, treasurer and a director. The loans are unsecured, bear interest at an annual rate of 8%, and are payable upon demand. Interest expense on the related party notes payable for the years ended December 31, 2008 and 2007 was $6,412 and $1,267, respectively. Accrued interest payable — related party for these notes was $4,074 and $1,267 at December 31, 2008 and 2007, respectively. Subsequent to March 31, 2009, we borrowed an additional $22,500 from Hobble Creek Investments, Inc. and $26,166 from West Coast Trees, Inc. on the same terms as described above with respect to the prior loans.
     Wasatch had notes payable totaling $139,000 and $104,500 at June 30, 2009 and December 31, 2008, respectively, to Hobble Creek Investments, Inc., a company owned by Ben Peay, President of Wasatch. The loans are unsecured, bear interest at an annual rate of 8%, and are payable upon demand.
     Wasatch had notes payable totaling $56,166 and $20,000 at June 30, 2009 and December 31, 2008, respectively, to West Coast Trees, Inc., a company owned by Ryan Overton, an affiliate of Wasatch. The loans are unsecured, bear interest at an annual rate of eight percent (8%), and are payable upon demand.
     Interest expense on the related party notes payable for the three months ended June 30, 2009 and 2008 was $3,482 and $1,062, respectively. Interest expense on the related party notes payable for the six months ended June 30, 2009 and 2008 was $6,337 and $2,256, respectively. Accrued interest payable — related party for these notes was $10,412 and $4,074 at June 30, 2009 and December 31, 2008, respectively.
     Subsequent to June 30, 2009, Wasatch borrowed an additional $10,000 from Hobble Creek Investments, Inc., a related party.
Jolly’s Related Party Transactions
     As of September 30, 2009 and June 30, 2009, Xin Jin owed $555,751 and $555,169, respectively, to Jolly. The balance due from Xin Jin represents a loan from Jolly that was unsecured. Xin Jin has been appointed to serve as a director of Jolly.
     As of June 30, 2009, Jin Ping owed $14,584 to Jolly. As of June 30, 2008, Ping Jin owed $78,206 to Jolly. The balance due from Ping Jin represents a travelling advance, which was unsecured, interest-free and collectible on demand. Ping Jin is the brother of Xin Jin.

     As of September 30, 2009, Jolly owed $398,047 to Dianjun Liu. As of June 30, 2009, Jolly owed $403,475 to Dianjun Liu. As of June 30, 2008, Jolly owed $388,644 to Dianjun Liu. Dianjun Liu currently serves as the Chief Executive Officer, President and as a director of Jolly. The balances above represent money advanced from Dianjun Liu, which are interest free, unsecured and have no fixed repayment term.
     As of September 30, 2009 and June 30, 2009, Jolly owed $275,757 and $395,406, respectively, to Xin Jin. As of June 30, 2008, Xin Jin owed $559,986 to Jolly. The balance due to Xin Jin represents prepayments for goods paid by Xin Jin on behalf of Jolly, which are unsecured, interest-free and have no fixed repayment term. The balance due from Xin Jin represented travelling advances, which are unsecured, interest-free and collectible on demand.
     As of September 30, 2009, Jolly owed $48,640 to Zengshan Li. As of June 30, 2009, Jolly owed $45,668 to Zengshan Li. As of June 30, 2008, Jolly owed $47,322 to Zengshan Li. The balances represent an unpaid dividend, which is interest free, unsecured and has no fixed repayment term.
     As of September 30, 2009, Jolly owed $40,956 to Ping Jin. The payable balance due to Ping Jin represents business related expenses paid by Ping Jin on behalf of Jolly, which is unsecured, interest-free and has no fixed repayment term. Ping Jin is the brother of Xin Jin.
     As of June 30, 2009, Zengshan Li owed $1,461 to Jolly. This balance represents a loan from Jolly which was unsecured.
     As of September 30, 2009, employees owed $507,546 to Jolly. As of June 30, 2009, employees owed $103,869 to Jolly. As of June 30, 2008, employees owed $193,621 to Jolly. The employees’ debt is interest free, unsecured and has no fixed repayment terms. Jolly provides such funds as advances for business-related purposes only, including for the purchases of raw materials and business-related travel in the ordinary course of business.
     As of September 30, 2009, Jolly owed $544,658 to employees. As of June 30, 2009, Jolly owed $616,719 to employees. As of June 30, 2008, Jolly owed $529,385 to employees. The balances owed to employees are interest free, unsecured and have no fixed repayment terms. These amounts represent business and travelling related expenses paid by sales personnel on behalf of Jolly.
Director Independence
     Currently, the following directors are not independent: Mr. Dianjun Liu and Ben Peay. Ten days following the mailing of this Information Statement, the Company will have the following independent directors: Weishang Cong, Beiping Zhai, Jie Liu, Wenxi Wu and Hon Man Yun.

BOARD OF DIRECTORS AND MANAGEMENT PRIOR TO THE EXCHANGE
     The Directors and Officers of Wasatch immediately prior to the closing of the Exchange were as follows:

Name	Age	Positions
Ben Peay	38	Chief Financial Officer and Director
Megan Overton	31	Secretary and Treasurer
     The above-named directors and officers served as the sole directors and officers prior to the closing date of the Exchange. Mr. Peay and Ms. Overton, in their role as officers, resigned as of the Closing Date. Mr. Peay’s resignation as director of Wasatch shall be immediately effective upon the 10th day following the mailing of this Information Statement.
Ben Peay. Mr. Peay is a founder of Wasatch and has served as its President and sole director since its inception in December 2006 and as its Chief Financial Officer since July 2009. From 1997 through April 2009, Mr. Peay was also employed as a pharmaceutical sales representative for an international pharmaceutical company. Mr. Peay graduated from the University of Utah with a BS degree in Finance in 1995.
Megan Overton. Ms. Overton is a founder of Wasatch and has served as its Secretary and Treasurer since February 2007 until the Closing Date. Ms. Overton also is and has since 2003 been the owner and operator of Timeless Cosmetics, LLC in Provo, Utah. Since 2006, Ms. Overton has also been employed on a part-time basis by Xage, LLC as an assistant to doctors performing medical spa procedures. Ms. Overton graduated from Brigham Young University with a BS degree in English and Sociology in 2001.
     During the fiscal year ended December 31, 2008, the Board held no meetings; however, the Board acted by means of unanimous written consents in lieu of meetings when required.
Family Relationships
     None.
Significant Employees
     None.
Compliance with Section 16(A) of the Exchange Act
     Section 16(a) of the Exchange Act requires a company’s officers and directors, and persons who own more than ten percent (10%) of a registered class of Wasatch’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than ten percent (10%) stockholders are required by SEC regulation to furnish Wasatch with copies of all Section 16(a) forms they file.
     To Wasatch’s knowledge, based solely on a review of the copies of such reports furnished to Wasatch, all reports under Section 16(a) required to be filed by its officers and directors and greater than ten percent (10%) beneficial owners were timely filed as of the date of this filing.
BOARD OF DIRECTORS AND MANAGEMENT AFTER THE EXCHANGE
     The following identifies each of the Officers of Wasatch who will serve in their respective capacities as of the Closing Date and each of the Directors who will serve Wasatch in their respective capacities following the expiration of the ten (10) day time period following the mailing of this Information Statement. Prior to the execution of the Exchange, none of the persons set forth below served as an officer or director of or held any position with Wasatch, nor were they known to own any shares of Common Stock.

Name	Age	Position(s)
Miusi Yang	27	Corporate Secretary
Dianjun Liu	52	President and Chief Executive Officer, Director
Chenglin Wang	44	Chief Financial Officer and Treasurer, Director
Zengshang Li	48	Vice-President, Director
Xin Jin	42	Vice-President, Director
Weisheng Cong	58	Director
Beiping Zhai	45	Director
Jie Liu	40	Director
Hon Man Yun	41	Director
Wenxi Wu	30	Director
Ben Peay	38	Director (until the 10th day following the mailing of the Information Statement)
Family Relationships
     None of our directors and officers are directors or executive officers of any company that files reports with the SEC except as set forth in the Biographies section below. No family relationships exist between any of our directors and executive officers.
Term of Office
     Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our Bylaws. Our officers are appointed by the Board and hold office until removed by the Board.
Biographies of Officers and Directors
Liu Dianjun. Mr. Liu has served as the Chairman and General Manager of Weifang since June 2008, and as our President, Chief Executive Officer and as a director since the Closing Date. He earned an associate degree at Weifang University and has sixteen years of work experience relevant to the operations of Weifang. In December 2001, Mr. Liu established Weifang Hengyuan Oil Pump and Nozzle Co., Ltd. and served as the Chairman and General Manager until assuming his position with Weifang. Prior to December 2001, Mr. Liu served as a director of the Economic Operation Section in the Office of Mechanical and Electronic Industry in the Weifang people government. Mr. Liu is a deputy of the Weicheng District People’s Congress. Moreover, Mr. Liu was granted an honorary doctorate from the Center for Asia-Pacific Economic Research and Development.
Ben Peay. Mr. Peay is a founder of Wasatch and has served as its President and sole director since its inception in December 2006 and as its Chief Financial Officer since July 2009. From 1997 through April 2009, Mr. Peay was also employed as a pharmaceutical sales representative for an international pharmaceutical company. Mr. Peay graduated from the University of Utah with a BS degree in Finance in 1995.

Wang Chenglin. Mr. Wang was appointed to serve as our Chief Financial Officer and Treasurer, effective as of the Closing Date, and as a director, effective as of the tenth day following the mailing of this Information Statement. He has served as the Chief Financial Officer of Weifang since 2007. Mr. Wang earned a Masters in Business Administration from Shandong University in 2002. From 1992 through 2004, Mr. Wang was the Business Director and General Accountant at the Bank of China Dongguan Branch. From 1987 through 1992, Mr. Wang was the Vice Director of the Financial Department of the Bank of China worked Weicheng Branch.
Li Zengshan. Mr. Li was appointed to serve as our Vice President, effective as of the Closing Date, and as a director, effective as of the tenth day following the mailing of this Information Statement, and concurrently serves as the Chairman and General Manager of Huaxin Diesel Engine Co., Ltd. From July 1998 to 2003, Mr. Li was the Chairman and General manager of Weifang Guangyuan Agricultural Machinery Sales Center Mr. Li earned his college degree from Weifang College of Vocation, in 2002. Mr. Li held the post of Mechanical Team Leader at Shouguang Garden Spot from 1994-1998.
Xin Jin. Mr. Jin was appointed to serve as our Vice President, effective as of the Closing Date, and as a director, effective as of the tenth day following the mailing of this Information Statement, and concurrently serves as Chairman and General Manager of Jinma Diesel Engine Co., Ltd. Mr. Jin is a deputy to the Weifang Municipal People’s Congress, and a member of the Standing Committee of Weicheng District People’s Congress. Mr. Jin earned his college diploma from the Shandong Broadcasting and Television University. From 1996 through 2003, Mr. Jin served as General Manager a Weifang Sanya Economic and Trade Development Co., Ltd.
Miusi Yang, acts as our Secretary. Ms. Yang earned a Masters in Finance and Investment from the University Of Exeter, UK. Ms. Yang has also earned CFA (level 1) certificate. From 2006 through 2009, Miss Yang worked as a Teaching Assistant to the President of the School of Commerce, University of Exeter in Exeter, United Kingdom.
Weisheng Cong, was appointed to serve as a director, effective as of the tenth day following the mailing of this Information Statement. Mr. Cong is a senior engineer, who served as the technician in Mechanical Board at former Changwei district since 1971 to 1984, head of technical department in Bureau of Mechanical industry of Weifang city since 1984-1996, and vice director of Bureau of Mechanical industry of Weifang city since 1996-2008. He was a director of the Mechanical industry quality committee of Shandong Providence.
Beiping Zhai, was appointed to serve as our director, effective as of the tenth day following the mailing of this Information Statement. Mr Zhai graduated from Tianjing University, Internal Combustion Engine department and earned his BSC in engine research there. He worked for Weifang Diesel Engine Manufactory through August 1987 to 2004. Since June of 2004, the company restructured and listed on the Shanghai stock exchange market. Mr. Zhai has served the company as vice general engineer since that time.
Jie Liu, was appointed to serve as our director, effective as of the tenth day following the mailing of this Information Statement. Ms. Liu was majored in Accounting and graduated from Shandong University. She was qualified as an accountant and served at Weifang Minxin Food service Co., Ltd as CFO.
Hon Man Yun, was appointed to serve as our director, effective as of the tenth day following the mailing of this Information Statement. He has served as a director of CH Lighting International Corporation since of July 28, 2008 (OTCBB: CHHN). Mr. Yun has served and continues to serve as a Corporate Consultant with Smart Pine Investment Limited since September 2007, a consulting firm organized under the laws of the PRC. Mr. Yun has also served as a Director of Chisen Electric Corporation since November 24, 2008 (OTCBB: CIEC). Prior to that, Mr. Yun served as Corporate Controller of Hi-Tech Wealth Inc. (n/k/a China Mobile Media Technology, Inc.) (OTCBB: CHMO) from January 2007 through August 2007.

From January 2003 through December 2006, Mr Yun serves as Corporate Controller of General Components, Inc. (n/k/a China Mobile Media Technology, Inc.) (OTCBB: CHMO). Mr. Yun is a chartered accountant having memberships with the institute of chartered accountants in England and Wales. He is also a Fellow Member of the Chartered Association of Certified Accountants. He is a member of the Hong Kong Institute of Certified Public Accountants, the Association of International Accountants, the Society of Registered Financial Planners, the Institute of Financial Accountants and the Institute of Crisis and Risk Management. Mr. Yun received is MBA at the University of Western Sydney in 2007, his Higher Diploma in Business Studies at the City Polytechnic School of Hong Kong and his Diploma in Accountancy from Morrison Hill Technical Institute in 1988.
Wu Wenxi, was appointed to serve as our director, effective as of the tenth day following the mailing of this Information Statement. Ms. Wu graduated in Economy and management from National Technical University of Ukraine and earned her Master degree there. She is qualified as senior economist and served as office secretary in Industrial & Commercial Bank of China, Chengdong branch of Weifang city from 2003 to 2004. Afterwards she had took the same responsibility for the Henan Yugang group company till today.
Legal Proceedings Involving Officers and Directors
     None of the members of the Board or other executives has been involved in any bankruptcy proceedings, criminal proceedings, any proceeding involving any possibility of enjoining or suspending members of our Board or other executives from engaging in any business, securities or banking activities, and have not been found to have violated, nor been accused of having violated, any federal or state securities or commodities laws.
Audit Committee
     The Company does not have a separately-designated standing audit committee. Instead, the Board performs the required functions of an audit committee. Currently, Ben Peay and Dianjun Liu are the only members of the Board, and the Board is currently the functional-equivalent of an audit committee. Neither director meets the independence requirements for an audit committee member.
     The Board selects our principal independent accountant, establishes procedures for monitoring and submitting information or complaints related to accounting, internal controls or auditing matters, engages outside advisors, and makes decisions related to funding the outside auditory and non-auditory advisors engaged by the Board. We have not adopted an audit committee charter, as the current system is deemed by management to be sufficient to meet our requirements at this time. However, we intend to adopt an audit committee charter in the near future.

Audit Committee Financial Expert
     We have no audit committee financial expert. Prior to the Exchange, management was of the opinion that the cost related to retaining a financial expert was prohibitive and because of its limited operations at that time, management was of the opinion that the services of a financial expert were not warranted. However, in light of the Exchange and Wasatch’s new operations, we intend to name an audit committee financial expert in the near future.
Corporate Governance and Nominating Committee
     We do not currently have a corporate governance and nominating committee, however the Board plans to create such a committee and to adopt a charter for such committee in the near future.
Compensation Committee
     We do not currently have a compensation committee, however the Board plans to create such a committee and to adopt a charter for such committee in the near future.
Code of Ethics
     We do not currently have a Code of Ethics applicable to its executive officers, however the Board plans to adopt a Code of Ethics for such committee in the near future.
EXECUTIVE COMPENSATION
     The following table sets forth compensation information for services rendered by certain of our former executive officers prior to the Exchange in all capacities during the last two (2) completed fiscal years (ended December 31, 2008 and 2007) and compensation information for our current officers and directors after the Exchange. The compensation listed below which will be paid to our new officers will be paid by us. The following information includes the U.S. dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

							Non-
						Non-Equity	qualified
						Incentive	Deferred
Name						Plan	Compen-	All Other
And				Stock	Option	Compen-	sation	Compen-
Principal		Salary	Bonus	Awards	Awards	sation	Earnings	sation	Total
Function	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Ben Peay, Former Officer(1)	2008	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Megan Overton, Former	2008	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Officer	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Dianjun Liu (2)	2008	-0-	-0-	-0-	-0-	-0-	-0-	$22,100	$22,100
	2007	-0-	-0-	-0-	-0-	-0-	-0-	$17,600	$17,600

Chenglin Wang (2)	2008	-0-	-0-	-0-	-0-	-0-	-0-	$14,700	$14,700
	2007	-0-	-0-	-0-	-0-	-0-	-0-	$11,800	$11,800

Zengshang Li(2)	2008	-0-	-0-	-0-	-0-	-0-	-0-	$22,100	$22,100
	2007	-0-	-0-	-0-	-0-	-0-	-0-	$17,600	$17,600

Weisheng Cong (2)	2008	-0-	-0-	-0-	-0-	-0-	-0-	$10,300	$10,300
	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Beiping Zhai (2)	2008	-0-	-0-	-0-	-0-	-0-	-0-	$10,300	$10,300
	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Jie Liu (2)	2008	-0-	-0-	-0-	-0-	-0-	-0-	$10,300	$10,300
	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Hon Man Yun (2)	2008	-0-	-0-	-0-	-0-	-0-	-0-	$10,300	$10,300
	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Wenxi Wu (2)	2008	-0-	-0-	-0-	-0-	-0-	-0-	$10,300	$10,300
	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Xin Jin(2)	2008	-0-	-0-	-0-	-0-	-0-	-0-	$22,100	$22,100
	2007	-0-	-0-	-0-	-0-	-0-	-0-	$17,600	$17,600

(1)	Our consolidated financial statements include services contributed to capital by Mr. Peay in the amount of $7,200 during 2008 and $9,720 during 2007. Such amounts were computed based on the estimated hours incurred by Mr. Peay at an hourly rate of $60.

(2)	Amounts recorded under “All Other Compensation” represent perquisites related to such individuals representing the Company in public and participating in planning events prior to the Exchange.
     As of August 25, 2009, Wasatch did not have any “Grants of Plan-Based Awards”, “Outstanding Equity Awards”, “Option Exercises and Stock Vested”, “Pension Benefits”, “Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans” or “Potential Payments Upon Termination or Change in Control” to report.

Executive and Director Compensation
     No executive officer of Wasatch received any compensation in the form of salary, bonus, equity or otherwise during the years ended December 31, 2008 or 2007, except that Ben Peay was paid $7,200 during the year ended December 31, 2008 and $9,720 during the year ended December 31, 2007. Wasatch has not granted its officers or directors any stock options, stock awards or other forms of equity compensation. Wasatch does not currently provide its officers or directors with medical insurance or other similar employee benefits, although it may do so in the future. Wasatch does not have any retirement, pension, profit sharing, or insurance or medical reimbursement plans covering its officers or directors, although it may do so in the future.
     Except that Ben Peay was paid $7,200 during year ended December 31, 2008 and $9,720 during year ended December 31, 2007, Mr. Peay and Ms. Overton, our only officers immediately prior to the Exchange, did not receive any compensation for their services rendered to Wasatch, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with Wasatch, however both were entitled to reimbursement for expenses incurred on the Wasatch’s behalf.
Employment Agreements
     The Company has entered into employment agreements with Dianjun Lui, Chenglin Wang, Xin Jin, and Zengshan Li. We have labor contracts with each employee as required by law in the PRC. The labor contract mainly includes working content, contract period, working time, payment and other terms.
Benefit Plans
     We have no stock option, retirement, pension or profit-sharing programs for the benefit of directors, officers or other employees; however our Board may recommend the adoption of one or more such programs in the future.
LITIGATION
     In the normal course of business, we are named as defendant in lawsuits in which claims are asserted against us. In Wasatch’s opinion, the liabilities, if any, which may ultimately result from such lawsuits, are not expected to have a material adverse effect on Wasatch’s financial position, results of operations or cash flows. As of the date hereof, there is no pending or outstanding material litigation with the Company.
INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Nevada law authorizes, and our Bylaws and Articles of Incorporation provide for, indemnification of our directors and officers against claims, liabilities, amounts paid in settlement and expenses in a variety of circumstances. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
NO STOCKHOLDER ACTION REQUIRED
     This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Exchange.

     No vote or other action is being requested of Wasatch’s stockholders. This Information Statement is provided for informational purposes only.
     This Information Statement has been filed with the SEC and is available electronically on EDGAR at http://www.sec.gov.
     On the tenth (10th) day following the mailing of this Information Statement to Wasatch’s stockholders, Chenglin Wang, Zengshang Li, Xin Jin, Weisheng Cong, Beiping Zhai, Jie Liu, Hon Man Yun, and Wenxi Wu will serve as directors of Wasatch, and along with Dianjun Liu, who at such time was already a member of the Board, will constitute the entire Board. On the tenth (10) day following the mailing of this Information Statement to Wasatch’s stockholders, Mr. Ben Peay will resign as a Director of Wasatch. At such time, Wasatch will file a Current Report on Form 8-K with the SEC reflecting the same.
Dated: December 30, 2009

By Order of the Board of Directors

WASATCH FOOD SERVICES, INC.

By: /s/ Dianjun Liu
Dianjun Liu President & Chief Executive Officer and Director